GKN PLC

**GKN plc**
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700





1 November 2005

The United States Securities and Exchange Commission
**Exemption File 82-5204**
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA



Dear Sirs, Re New GKN PLC

**GKN plc – Purchase of own shares held in Treasury**

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. De Ritter

**Sandie De Ritter**



Enc

dw 11/9

# GKN plc

## Purchase of own securities held in Treasury

GKN plc announces that on 31 October 2005 it purchased 400,000 of its ordinary shares at a price of 274.3p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 25,145,000 of its ordinary shares in Treasury and has a total of 714,799,990 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
31 October 2005